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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For October 21, 2003

                                 ING GROEP N.V.
                               Amstelveenseweg 500
                                1081 KL Amsterdam
                         P.O. Box 810, 1000 AV Amsterdam
                                 The Netherlands

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [ ]


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


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This Report contains a copy of the following:

Exhibit
Number      Description
------      -----------

1.1 The Underwriting Agreement between ING Groep N.V. and ING Financial Markets LLC and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named therein, dated October 17, 2003.

4.2 The Form of Third Supplemental Indenture between ING Groep N.V. and The Bank of New York, as trustee, including the Form of ING Perpetual Debt Security.


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ING Groep N.V.
                                    (Registrant)



                                    By: /s/ Cornelis F. Drabbe
                                        --------------------------------
                                        Name:  Cornelis F. Drabbe
                                        Title: Assistant General Counsel

Dated: October 21, 2003


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